CAM Group, Inc.

5900 Balcones Drive

Suite 100

Austin, TX 78731

December 18, 2023

Re:        CAM Group, Inc.

Offering Statement on Form 1-A

Filed October 13, 2023

File No. 024-12339

To whom it may concern:

Please see the answer to your comments below.

Offering Statement on Form 1-A filed October 13, 2023

Cover Page

1.	We note that you plan to make an offering of 600,000,000 shares of common stock. However, your charter states that you have authorized only 100,000,000 shares of common stock, which on its face is insufficient to accommodate the proposed offering. Please tell us how you plan to proceed.

This has been amended to reflect a new authorized of 700,000,000 as shown in the latest article filed on 12/18/2023.

2.	Please disclose on the cover page that there is substantial doubt about your ability to continue as a going concern. Please include a cross-reference to the going concern disclosure elsewhere in the offering circular.

The cover page has been revised to provide the going concerns disclosure.

Description of Business

Organization and History, page 26

3.	We note your disclosure on page 27 that you are currently contemplating a merger with Technomeca Defense, Inc., an entity headquartered in Spain. Please clarify how you intend to remain eligible under Rule 251(b)(1) of Regulation A if the merger with a Spanish entity occurs.

The contemplated acquisition of Technomeca Defense, Inc., if and when it occurs, would be part of series of aerospace/defense operations in the United States and with a little part of those acquisition inside NATO. Technomeca Defense, Inc is a Texas Corporation. Technomeca Aerospace SA is a Spanish corporation, and would become a subsidiary of Technomeca Defense, Inc after the acquisition. None of our proposed international subsidiaries, if/when acquired would be major stay of our operations.

4.	We note your disclosure on page 26 that CAM Group Inc. previously managed "CAM Group," which included a Hong Kong entity referred to as "CAM HK" and a Hebei Province entity referred to as "CAM Hebei." Please clarify your disclosure here, and the corresponding section in the F-Pages, as to whether these two Chinese entities are still part of your business. Alternatively, if these entities have been dissolved, please state as much. In addition, we note that on the cover page you define CAM Group Inc. as the "Company." However, on page 26 you define the "Company" as "CAMG, CAM HK and CAM Hebei," please clarify this discrepancy.

This has been amended to include additional narrative regarding the current makeup of the company’s assets, businesses and current subsidiaries.

5.	Please update and clarify the status of the proposed merger with Technomeca Defense, Inc. In addition, regarding the Technomeca transaction, please provide the information required by Item 13 of Form 1-A (Interest of Management and Others in Certain Transactions) or tell us why you believe such information is not required.

This has been amended to show that the proposed acquisition of Technomeca Defense, Inc. Has not been consummated and that even after a consummation of the proposed acquisition, Technomeca would remain a minor subsidiary of the Company.

6.	Regarding the judgment against the company that you learned about on August 16, 2022, and your subsequent appeal, please provide a materially complete description of the matter.

This has been amended to provide further disclosures to show the requested information about the lawsuit that led to the award and the details of the appeal filed.

General

7.	We note the inclusion of financial statements for the years ended December 31, 2022 and 2021. Please revise the offering circular to also provide an interim balance sheet as of a date no earlier than six months after the most recently completed fiscal year end. Refer to Part F/S(b)(3)(B) of Form 1-A.

This has been amended to provide additional disclosure to add the financial statements for the period ended June 30, 2023.

8.	In addition to qualifying a Regulation A offering with the Commission, issuers in Tier 1 offerings must register or qualify their offering in any state in which they seek to offer or sell securities pursuant to Regulation A. Please provide a written representation confirming that at least one state has advised the company that it is prepared to qualify or register the offering..

We’re currently preparing to submit the Offering for registration with the States of Texas, Wyoming and Colorado.

Please contact me at ra.pinedo@camgdefense.com or capitalmarketssecurities@gmail.com with further inquiries.

Thank you.

Sincerely,

/s/ Rafael Pinedo

Rafael Pinedo

Chairman, JPX Global, Inc.